Exhibit (a)(6)

Subject: Stock Option Exchange Program

For Distribution on April 26, 2006

i2ers,

Many i2ers have asked about i2’s ability to offer an Option Exchange program for employees. With today’s filing of a Schedule TO (Tender Offer) with the SEC, we are able to address the topic with you.

i2’s Tender Offer filing outlines a program that offers i2ers the opportunity to exchange their outstanding stock option grants. Unlike our 2001 Option Exchange program, this program offers you the opportunity to exchange your options priced at $45.00 per share and above with Restricted Stock Units, which will vest in full on May 15, 2008 if you remain an employee through such date. One of the advantages of using RSUs is that there is no purchase price; however, depending upon your location, there may be taxes due on the grant or vest date.

The complete Tender Offer statement filed with the SEC is available by clicking this link.

In addition, we are attaching to this email a Summary Term Sheet and a Presentation for your review.

If you have any questions regarding the Option Exchange Program, you can contact our Stock Plan Administrator at (469) 357-3444 or send an email to OptionExchange@i2.com.

To ensure that all eligible employees are receiving all pertinent information regarding the Offer, we will answer questions of general interest which are received by us in a response which will be publicized to all eligible participants of the Offer. We will post additional Q&A of interest to a broader audience via headlines on the Intranet.

Michael McGrath